FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

1 Shareholder Presentation, March 2012 The Vulcan Value Proposition March 2012 We provide the basic materials for the infrastructure investments needed to strengthen the American economy

2 Shareholder Presentation, March 2012 It All Comes Down to Value 1. Premium Aggregates Operations 2. Solid SAG and Cash Flow Management 3. Substantial Operating Leverage Drives Strong EBITDA Growth as Markets Recover 4. Outperformance in Results and Wall Street Expectations Since Hostile Offer Commenced 5. Vulcan’s Well-Defined Profit Enhancement Plan Adds Significant Value that Belongs to Vulcan Shareholders 6. Vulcan’s Planned Asset Sales Accelerate Deleveraging and Build Value 7. De-risked Balance Sheet Enhances Shareholder Value as EBITDA Grows 8. Commitment to Restore a Competitive Dividend When Prudent to Do So All potential proposals should be measured against this value proposition Vulcan Value Proposition

3 Shareholder Presentation, March 2012 Vulcan Has a Clear Path to Premium Value for Shareholders . Vulcan has premium aggregates assets that consistently outperform Martin Marietta’s - Located in better and faster growing markets - Consistently outperforms on pricing in all market conditions - Result: Aggregates cash gross profit per ton is 32% higher than Martin Marietta’s ($4.08 vs. $3.10) . ERP platform substantially completed - $55 million in run-rate savings already achieved through the 2011 restructuring initiatives - Vulcan’s recently announced Profit Enhancement Plan should further accelerate Vulcan’s EBITDA and earnings growth - $100 million of incremental run-rate profit enhancement expected by mid-2013 . Expected $500 million in net proceeds from Planned Asset Sales to be used to reduce debt, further strengthening Vulcan’s balance sheet and credit profile . Wall Street analysts have applauded the size, scope and timing of the plans and Vulcan’s recent performance - Median 2012 EBITDA estimates have increased 15% and price targets have increased by $9.00, or 25% post the announcement of Vulcan’s Q4 2011 results . Analysts estimate more than 200% EBITDA growth for Vulcan from current levels to mid-cycle vs. less than 100% for Martin Marietta - Vulcan shareholders have weathered the cyclical downturn, and are poised to benefit from faster growth in the recovery. - Why let Martin Marietta take upside that belongs to Vulcan shareholders? Premium Aggregates Operations Vulcan’s Shareholders Deserve All of the Value That is Being Generated Independently by Vulcan

4 Shareholder Presentation, March 2012 Vulcan’s Premium Aggregates Business Has Greater Earnings Potential than Martin Marietta’s

5 Shareholder Presentation, March 2012 Vulcan’s Aggregates Business Outperforms Martin Marietta’s on Key Metrics Note: Aggregates Cash Gross Profit and Cash Conversion Cycle are 2011 figures, prospective growth in population is from 2010 to 2020. % Vulcan Advantage Higher Aggregates Price Growth 58% Higher Aggregates Cash Gross Profit 32% Better Working Capital Management 32% Higher Prospective Growth in Key End Markets Martin Marietta Lower Aggregates Profitability and Lower Price and Volume Growth 3.6% CAGR since 2006 $3.10 per Ton 115 Days Cash Conversion Cycle Present in 9 of the 25 Highest Growth MSAs Expected Increase of 9.2mm People in Top 5 States Vulcan Higher Aggregates Profitability and Higher Price and Volume Growth 5.0% CAGR since 2006 $4.08 per Ton 87 Days Cash Conversion Cycle Present in 18 of the 25 Highest Growth MSAs Expected Increase of 16.1mm People in Top 5 States 75% 100%

6 Shareholder Presentation, March 2012 Vulcan’s Aggregates Assets are Positioned in Higher Growth Markets than Those of Martin Marietta Service to the 25 Highest Growth MSAs Source: Woods & Poole Economics CEDDS 2011 Notes: Shown are the highest growth 25 MSAs based on projected population growth from 2010 to 2020.  “Served”. is defined as having an aggregates-related facility inside of the MSA boundary. Vulcan serves 18 of the 25 highest growth MSAs, Martin Marietta serves only 9 Served by VMC, not by MLM 12 Served by Both Companies 6 Served by MLM, not by VMC 3 Not Served by Either Company 4 25 Highest Growth MSAs

7 Shareholder Presentation, March 2012 Aggregates Demand is Driven by Absolute Population Growth Vulcan’s top 5 states are expected to add nearly 6.9 million or 75% more people than Martin Marietta’s top 5 states from 2010 to 2020 Source: Companies’ 2011 10-K . Moody’s 2010 – 2020 population projections (December 2011) Vulcan Materials Top 5 States % of 2011 Net Sales Estimated 2010 – 2020 Population Growth (000) California 21% 4,417 Virginia 13% 827 Texas 9% 4,882 Florida 9% 4,225 Georgia 7% 1,727 Total Top 5 59% 16,078 Martin Marietta Top 5 States % of 2011 Net Sales Estimated 2010 – 2020 Population Growth (000) Texas 19% 4,882 North Carolina 17% 1,871 Iowa 8% 100 Georgia 8% 1,727 South Carolina 5% 626 Total Top 5 57% 9,206 Greater Population Growth Equates to Greater Demand

8 Shareholder Presentation, March 2012 Vulcan Consistently Outperforms on Pricing Growth Industry* Martin Marietta Vulcan Recent Price Growth Index, 2006 = 100 5.0% 3.6% 4.5% CAGR Note: Martin Marietta and Vulcan pricing based on Company filings. CAGR calculated as growth rate of point-to-point starting in 2006. *Industry = Producer Price Index for Aggregates. Note: Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed.

9 Shareholder Presentation, March 2012 Vulcan Generates Higher Cash Gross Profit per Ton than Martin Marietta 2009 2008 2011 2010 % of Sales 42% 37% 34% 35% 33% 29% Aggregates Segment Cash Gross Profit $/Ton Vulcan Martin Marietta $0.98 / ton Advantage OR $140 Million at Vulcan’s 2011 Aggregates Volume Source: Company filings 44% 38% Higher Margins Provide Vulcan with Greater Operating Leverage

10 Shareholder Presentation, March 2012 Cash Conversion Cycle Days Working Capital % of Sales Source: Thomson Reuters Worldscope Note: Working capital is defined as the sum of average accounts receivables and average inventory less average accounts payable where average is of the previous and current years. Higher Cash Conversion Driven by Better Inventory Management Working Capital Advantage Should Provide Vulcan with Greater Cash Flow over Time Vulcan Martin Marietta Vulcan’s Superior Working Capital Management Leads To More Efficient Cash Conversion Our superior business model limits capital required in a recovery and accelerates debt reduction

11 Shareholder Presentation, March 2012 Vulcan Has Reduced SAG Expenses More Than Martin Marietta During the Cyclical Downturn, Despite Considerable Spending on ERP Programs Source: Company filings, as originally reported Note: Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed. Timing and extent of any economic recovery remains uncertain. See “Important Disclosure Notes—Forward Looking Statements.” (1) SAG is selling, general & administrative expenses. 2012 Annual Run Rate is pro forma 2012 assuming full implementation of the SAG organizational structure approved by the Board of Directors on December 9, 2011. For comparison purposes, Vulcan’s costs are adjusted to exclude non-cash real estate contributions of $5.6 million and $9.2 million in 2009 and 2010, respectively, as well as annual R&D expense. Data for 2007 is pro forma to include Florida Rock for full year. (2) Based on total number of employees as reported in 10-Ks, as of December 31 for Vulcan, as of January 31 of subsequent year for Martin Marietta. Martin Marietta Vulcan SAG Expense Trend¹ Index, 2007 = 100 88 78 74 68 92 87 85 95 60 70 80 90 100 07 08 09 10 11 Total Headcount Trend² Index, 2007 = 100

12 Shareholder Presentation, March 2012 $0 $50 $100 $150 $200 $250 $300 $350 $400 2007 2008 2009 2010 2011 2012E 2012E Run-Rate Solid SAG Management Expected to Accelerate from Cost Savings Initiatives and Leveraging of ERP and Shared Services Platforms ERP, Restructuring and Severance Cost Annual expenses related to ERP investment peaked in 2010 Total SAG down $118mm from 2007 to 2012E Run-Rate (32% decrease)¹ Source: Company filings Note: Vulcan SAG includes Florida Rock on a pro forma basis. (1) Does not include 2012 cost savings from Profit Enhancement Plan.

13 Shareholder Presentation, March 2012 70% Growth ($555mm) $1,344 Vulcan Achieved Superior Earnings Growth During the Previous Recovery Source: Company filings. Note: Vulcan EBITDA includes Florida Rock on a pro forma basis. See Appendix for GAAP/Non-GAAP reconciliation. Note: Historical performance (including EBITDA) is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed. EBITDA $ Millions Vulcan Martin Marietta 2006 2003 57% Growth ($193mm) 2006 2003

14 Shareholder Presentation, March 2012 Vulcan’s Non-Aggregates Business is at a Trough and Has Considerably Greater Upside Potential than Martin Marietta’s Source: Company Filings Note: Peak year based on highest historical EBITDA achieved. Results for 2006 pro forma to include Florida Rock. Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed. Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed. (1) Vulcan’s non-aggregates segment principally includes concrete, asphalt and cement. (2) Martin Marietta’s non-aggregates segment principally includes magnesia-based chemical products and dolomitic lime. Vulcan¹ Martin Marietta² Share of Total Net Sales Non-Aggregates Net Sales Non-Aggregates Cash Gross Profit Share of Total Cash Gross Profit 2011 $815 33.9% $56 8.7% Peak (2006) $1,787 40.4% $445 27.0% 2011 $201 13.2% $82 17.3% Peak (2007) $154 7.9% $50 7.0%

15 Shareholder Presentation, March 2012 Analysts Expect Vulcan to Achieve More than Double the Rate of Growth as the Economy Recovers Source: IBES median estimates as of March 23, 2012 (1) Excludes unusual items – see reconciliation in appendix. (2) Vulcan’s profit-enhanced mid-cycle estimate is based on the median of mid-cycle broker estimates prior to announcement of the Profit Enhancement Plan ($1,079mm), adjusted for expected run-rate savings of $100mm. Mid-cycle estimates from the following brokers were used for Vulcan: D.A. Davidson: $1,263mm, Jefferies: $1,079mm, KeyBanc: $1,076mm. Martin’s mid-cycle estimate is based on the median of the latest available mid-cycle broker estimates. Mid-cycle estimates from the following brokers were used for Martin Marietta: D.A. Davidson: $540mm, Jefferies: $707mm, KeyBanc: $665mm. Note: Timing and extent of any economic recovery remains uncertain. EBITDA Projections 2011 = 100 Martin Marietta Vulcan $349 $354 2011¹ Wall Street Consensus EBITDA Estimate ($ Millions) 2012 $383 $480 36% 10% 2013 $443 $577 20% 16% Martin Marietta Vulcan % Change Y-o-Y % Change Y-o-Y 2011 – Mid-cycle 2011 – Mid-cycle $665 91% Profit- Enhanced Mid-Cycle² $1,179 233% 100 136 163 333 110 127 191 2011 2012 2013 Profit- Enhanced Mid-Cycle²

16 Shareholder Presentation, March 2012 Vulcan’s Q4 2011 Results Demonstrate Its Superior Operating Leverage Martin Marietta Vulcan Q4 Aggregates Gross Profit Change in $mm Vulcan Martin Marietta $21.5 $(4.5) Source: Company filings. See reconciliations in Appendix. (1) Vulcan and Martin Marietta EBITDA excludes restructuring charges, gains / losses from sale of non-strategic assets, gains / losses from legal settlements, and expenses related to Martin Marietta’s unsolicited exchange offer. Year-Over-Year % Change Q4 2011 Aggregates Volume Growth Change in mm tons Vulcan Martin Marietta 0.9 (0.9) Q4 2011 Total Gross Profit Growth Q4 2011 EBITDA Growth¹ Change in Revenue ($mm) Vulcan Martin Marietta $29.3 $27.9

17 Shareholder Presentation, March 2012 Vulcan’s Q4 2011 Results Demonstrate Its Superior Operating Leverage and Early Signs of Recovery Source: Company filings. Timing and extent of economic recovery remains uncertain. See reconciliations in Appendix. Vulcan’s earnings recovery is clearly underway and reinforces our confidence in our ability to deliver value to shareholders Q4 EBITDA exceeded consensus estimates by 39% and Q4 2010 by 50% Improved productivity and higher pricing resulted in Y-o-Y increase in Gross Profit of 47% With successful implementation of 2011 Restructuring Initiatives, early signs of a recovery and a clear path to additional savings, VMC’s 2012E Street expectations have outperformed since hostile offer $480 $383 Consensus as of December 9, 2011 Consensus as of March 23, 2012 . . 1% Since hostile offer, VMC.s 2012 estimated EBITDA has increased by $63 million compared to MLM’s increase of $5 million 15% Announced Fourth Quarter 2012 Consensus Q4 2011 EBITDA Q4 2011 Gross Profit EBITDA Estimates $64.8 $69.6 $97.1 Q4 2010 Consensus Q4 2011 Q4 2011 $50.7 $74.4 Q4 2010 Q4 2011 $417 $378 VMC MLM

18 Shareholder Presentation, March 2012 Vulcan’s Profit Enhancement Plan Adds Significant Value That Belongs to Vulcan Shareholders

19 Shareholder Presentation, March 2012 Vulcan’s Profit Enhancement Plan Creates Significant Value, Which Belongs to Vulcan’s Shareholders . Vulcan’s standalone opportunity is significant: 2011 Restructuring Initiative and Profit Enhancement Plan deliver $155 million of incremental EBITDA — Completed $55 million in savings actions from 2011 restructuring initiatives — Recently-announced Profit Enhancement Plan to realize an additional $100 million in run rate savings by mid 2013 . Vulcan’s Profit Enhancement Plan creates realistic operating efficiencies and cost savings within a credible timeframe, without incurring the costs and risks of a transaction with Martin Marietta — This independently-created value belongs to Vulcan’s shareholders . The Plan is driven by an experienced leadership team that successfully completed Vulcan’s 2011 Restructuring Initiative . Wall Street analysts have applauded the Plan, raising their 2012 EBITDA projections by 15% and share price targets by 25% . Under Martin Marietta’s proposal, our shareholders would realize only some of Martin’s vaguely defined synergies, which confuse “true synergies” with Vulcan’s ongoing cost improvement efforts — Martin Marietta is counting our cost savings as their “synergies”

20 Shareholder Presentation, March 2012 Significant IT Investments and Recent Restructuring Actions Enable the $100 Million Profit Enhancement Plan ERP Investment 2011 Restructuring Profit Enhancement Plan . $55 million in run-rate cost savings resulting from actions since 2010 . Overhead reductions implemented throughout 2011 - $25 million . Consolidation of 8 Divisions into 4 Regions - $30 million . Implementation costs will continue to sunset . ERP will deliver additional cost savings . $100 million in additional cost savings announced in February 2012 . $25 million from G&A (9% of SAG) . $75 million from sourcing and transportation (4% of COGS) . All savings will be in runrate by mid-2013 Ongoing focus on cost improvement

21 Shareholder Presentation, March 2012 Profit Enhancement Plan: Actions Underpinning the $100 Million in EBITDA Improvement G&A / Support Functions $25mm Sourcing $55mm Transp./ Logistics $20mm $100mm EBITDA Improvement . Transportation / logistics savings opportunities exist in trucking, rail and marine — Improved demand management will further optimize each shipped load — Improved supplier management will lead to greater efficiency and standardization — Improved process management will enhance coordination and reduce costs across regions . Sourcing will pursue improvements in thirdparty spend across all product lines managed centrally and in the field — Improved demand management will reduce quantity and complexity of purchases — Improved supplier management will lead to better negotiations — Improved process management will increase policy compliance and ensure that savings flow to the bottom line . ERP improvements affect all departments, including Operations, Transportation, Finance, HR, IT and Legal . Improved internal and external compliance with policies and contracts cuts across all opportunity areas . Ongoing effort to streamline all operating units and support functions . G&A / support function savings opportunities will be captured in Finance, HR, IT and Legal. Examples include: — Consolidation of activities into shared services — Elimination of redundancies — Automation and standardization of various functions — Simplification and standardization of reporting

22 Shareholder Presentation, March 2012 Profit Enhancement Plan is Well Underway Sourcing . Leadership and governance structure established to drive cost reductions within 18 months, including in categories that will deliver results much sooner . Categories prioritized based on run-rate savings, and six teams launched to pursue three priority areas (outside services, fleet and T&E) as well as several cross-category initiatives . Immediate opportunities identified across all categories, resulting in savings that are already hitting the bottom line Transportation / Logistics . Leadership and governance structure established to drive cost reductions within 18 months . Teams launched for rail, marine and trucking . Each team has already identified opportunities for long-term strategic changes as well as actions that result in immediate savings G&A . Leadership and governance structure established to drive additional cost reductions within 18 months across Finance, HR, IT and Legal functions . 15+ teams fully staffed to evaluate specific cost opportunities at the subfunction and activity level . Developed function-specific plans and identified cross-cutting initiatives that affect multiple functions . Identified additional ways to streamline activities in support functions with the help of the new ERP system

23 Shareholder Presentation, March 2012 Wall Street Research Analysts Agree that Vulcan’s Profit Enhancement Plan Will Create Value for our Shareholders...  Realistic and Achievable Targets . “In our opinion, management’s EBITDA target [$500 MM in FY12E] is realistic and achievable in light of $75 MM in anticipated cost savings...In light of announced cost saving initiatives and potential upside from related productivity enhancements, we believe that VMC has multiple different levers that it can pull in order to achieve its financial targets.” (RBC, 17-Feb-2012) . “...we think VMC has the wherewithal and, more important, the incentive, to hit its target” (Longbow, 17-Feb- 2012) High Impact . “Cost saves make a big difference. VMC is really going after costs, projecting $100MM of savings (in place by mid-2013) on top of the $55MM already put in place.” (Sterne Agee, 16-Feb-2012) . “Big Strides in the Right Direction: Management also announced a slew of new initiatives including another $100 MM round of cost saving measures; $500 MM of non-core asset sales; and the possibility of increasing the dividend.” (RBC, 17-Feb-2012) Increased Operating Leverage . “We like the steps taken to lower costs throughout the operation and improve efficiencies which should increase operating leverage through 2012.” (Morgan Keegan, 17-Feb-2012) . “If VMC is right, we could see a strong bounce in the aggregates margins from the combination of big-time cost cutting and higher volumes.” (Sterne Agee, 16-Feb-2012) Material EBITDA Growth Trajectory . “In our view, the eventual realization of at least $150+MM in annual cost savings should support material EBITDA growth during the next 3 years even in the absence of a volume recovery.” (RBC, 17-Feb-2012) . “Given recently implemented cost savings measures, the company guided to peak EBITDA (including FRK) on 25% less peak volumes. This would imply $1.3B in EBITDA on 220M tons of demand, or a 50% increase from 2011 volume levels of 143M tons. Our normalized volume forecast in 2015 assumes $1B in EBITDA on 180M tons of demand suggesting that VMC’s guidance is largely obtainable.” (Longbow, 17-Feb-2012) Note: See Important Disclosure Notes—Additional Information. Permission to use quotations neither sought nor obtained

24 Shareholder Presentation, March 2012  ...and Have Raised their Earnings Estimates and Price Targets to Reflect the Benefits of the Plan Increased Margin Outlook . “In our opinion, the company’s substantial upside leverage to a recovery has been enhanced by management’s cost saving initiatives and productivity enhancements. Accordingly, we believe that a 6% increase in shipments from FY11A to FY13E would result in EBITDA per ton increasing by 29% from $2.97 to $3.83 during the same period.” (RBC, 17-Feb-2012) Raising Estimates . “We are raising our estimates for Vulcan to reflect the benefits of its cost savings initiatives that are expected to carry into 2012, 2013 and beyond...Our EBITDA assumptions for 2012 and 2013 are now $500.5 million and $564.0 million compared to $416.5 million and $556.0 million, respectively.” (D.A. Davidson, 17-Feb-2012) . “Following these results and a recent meeting with management, we are raising our 2012 EBITDA from $409 million to $466 million ($0.61 EPS loss to a $0.35 loss), reflecting nascent signs of momentum in VMC’s core aggregates business (volume up 3%, price up 1% in 4Q) and cost cutting initiatives underway. (KeyBanc, 21-Feb- 2012) . “As a result of the better-than-expected 4Q report as well as the company’s cost savings initiatives and a slightly better macro outlook, we are raising our estimates on VMC. For FY2012, our EPS estimate goes from ($0.67) to ($0.26) and our EBITDA estimate goes from $409MM to $484MM. For FY2013, our EPS estimate goes from $0.01 to $0.62 and our EBITDA estimate goes from $561MM to $659MM.” (Sterne Agee, 16-Feb-2012) Higher Price Targets . “Last Thursday (16 February) Vulcan announced better than expected Q4 results, a $100m Profit Enhancement Program which will fully contribute in 2014, and that it was targeting $500m of divestments by the end of 2012. In our view this significantly increases the value of Vulcan shares. We are therefore increasing our mid-cycle based price target from $51 to $61 and retaining our Buy rating.” (Jefferies, 20-Feb-2012) Note: See Important Disclosure Notes—Additional Information. Permission to use quotations neither sought nor obtained

25 Shareholder Presentation, March 2012 Vulcan’s Planned Asset Sales Accelerate Deleveraging and Build Value

26 Shareholder Presentation, March 2012 Planned Asset Sales are Expected to Generate Cash for Debt Reduction and Enhance Shareholder Return Broad portfolio of assets under consideration... ...consistent with Vulcan’s strategy... ...and subject to a disciplined selling process . Ready-mix concrete . Cement . Non-strategic aggregates assets . Real estate . Focus capital on higher return, higher growth aggregates positions . Optimize exposure to downstream business . Unlock value of excess land . Not forced sales: assets will only be sold if value is appropriate . Retention of aggregates sell-through . Consistent with recent transactions (e.g., Virginia, Indiana, New Mexico, Arizona, etc.) Targeted actions Accretive to Vulcan’s returns and long-term growth Multiple ways to generate intended proceeds

27 Shareholder Presentation, March 2012 Vulcan’s Planned Asset Sales Are Designed to Enhance Value While Regulatory-Driven Divestitures Can Destroy It Vulcan’s Planned Asset Sales Designed to Enhance Value Regulatory-Driven Divestitures Can Destroy Value . We choose the assets . Non-strategic aggregates and downstream assets which are not core to our strategy . Recently completed transactions include certain assets in Indiana, New Mexico, Virginia, Arizona, and California Assets Divested Timing and Value Vulcan’s Planned Asset Sales are Expected to Strengthen Focus on Core High Growth Markets, Reduce Leverage, and Create Shareholder Value . Sale Process designed to create competition, which enhances value . Controlled process . Strategic timing . Maximize value . Regulatory authorities decide assets to be sold . Assets likely to be among the most profitable aggregates businesses with most attractive market structures . Regulators impose tight time frame . Reduces seller’s leverage in a sale process . Buyers will use process to their advantage . Risk of negative impact on value to shareholders

28 Shareholder Presentation, March 2012 It All Comes Down to Value

29 Shareholder Presentation, March 2012 It All Comes Down to Value 1. Premium Aggregates Operations 2. Solid SAG and Cash Flow Management 3. Substantial Operating Leverage Drives Strong EBITDA Growth as Markets Recover 4. Outperformance in Results and Wall Street Expectations Since Hostile Offer Commenced 5. Vulcan’s Well-Defined Profit Enhancement Plan Adds Significant Value that Belongs to Vulcan Shareholders 6. Vulcan’s Planned Asset Sales Accelerate Deleveraging and Build Value 7. De-risked Balance Sheet Enhances Shareholder Value as EBITDA Grows 8. Commitment to Restore a Competitive Dividend When Prudent to Do So All potential proposals should be measured against this value proposition Vulcan Value Proposition

30 Shareholder Presentation, March 2012 Appendix

Martin Marietta's Claims are Self-Serving and Ignore the Facts

MLM's Claims		The Facts

"Continues to Underperform"(1)	1	• Vulcan's Q4 results reflect strong growth trajectory
		  • Gross profit growth of $23.6 million vs. $1.3 million for Martin Marietta
		  • EBITDA growth of $32.3 million vs.$(1.0)mm for Martin Marietta[2]
		• Vulcan outperformance vs. Martin Marietta in aggregates
		  • Vulcan's aggregates pricing grew at 5.2% CAGR since 2006 vs. 4.5% for industry[3] and 3.3% for Martin Marietta
		  • $0.99 ($/ton) advantage in aggregates cash gross profits vs. Martin Marietta on average over last 4 years
		• Vulcan's non-aggregates segments at trough with expected upside, while Martin Marietta's non-aggregates segment at record earnings with limited future growth

"Plans lack details and substance" (1)	2	• Broad acknowledgement among Wall Street analysts of achievability of savings plan
		• Vulcan's Profit Enhancement Plan is well-defined and will generate significant results
		• Completed restructuring has produced $55 million in run-rate overhead savings
		• $100 million in additional Profit Enhancements to come
		  • $75 million through procurement savings across production, technology and other capital spending, transportation and logistics
		  • $25 million through leveraging the Shared Services and ERP systems, and retiring legacy IT
		• Martin Marietta has provided no support whatsoever for its asserted synergy levels

"Plan to sell assets is flawed" (1)	3	• Vulcan's asset sales plan is consistent with an ongoing, successful asset management strategy, including divestitures of Virginia, Indiana, New Mexico and Arizona assets, and California real estate; the process has already begun, with expected $500 million in net proceeds to come
		• 2011 actions improved the quality of Vulcan's asset portfolio
		  • Sale of quarries in northern Indiana
		  • Divestiture of ready-mix concrete assets in Arizona
		  • Swapped New Mexico assets for aggregates in Alabama
		  • Sale of surplus real estate in California
		• Controlling the process and defining the assets to sell ensures a superior result vs. forced sales in a transaction context (i.e. selling non-core assets vs. selling core assets)

(1) From MLM investor presentation published on February 21, 2012
(2) Vulcan and Martin Marietta EBITDA excludes restructuring charges, gains / losses from sale of non-strategic assets, gains / losses from legal settlements, and expenses related to Martin Marietta's unsolicited exchange offer.
(3) Industry = Producer Price Index for Aggregates.

Vulcan Materials Company
Shareholder Presentation, March 2012
31

32 Shareholder Presentation, March 2012 Martin Marietta’s Claims are Self-Serving and Ignore the Facts MLM’s Claims The Facts “Shareholders will benefit from the skills and experience of the respected Martin Marietta management team.”(1) • Martin Marietta lacks any relevant experience acquiring and integrating public companies. Martin Marietta also lacks experience integrating any company of Vulcan’s size. In fact, the largest acquisition the company has ever undertaken was less than $300 million, which occurred prior to Ward Nye joining Martin Marietta. • Under current management’s leadership, Martin Marietta has underperformed the industry in price growth • Vulcan’s management team has created a substantially more profitable aggregates business “[Vulcan says the] DOJ will follow a mechanistic radius approach in determining which assets will be required to be divested in a combination... This is nothing more than scare tactics, with no basis in reality.” (2) • In its IR presentation dated January 5, 2012, Vulcan illustrated the amount of aggregates transported from Vulcan facilities within radii of 20, 40, 60 miles of a Martin Marietta facility • The second request from DOJ was fully consistent with Vulcan’s illustrations, which clearly was not a scare tactic • In fact, the DOJ request was more comprehensive than the request received by Vulcan in the Florida Rock deal, reflecting a substantially greater degree of overlapping operations and potential divestitures • DOJ Request: • The amount of aggregates shipped from Vulcan facilities to locations within distances of 20 to beyond 200 miles of a Martin Marietta facility • The amount of asphalt concrete shipped from Vulcan facilities to locations within distances of 10 to beyond 60 miles of a Martin Marietta facility • The amount of ready mix concrete shipped from Vulcan facilities to locations within distances of 5 to beyond 30 miles of a Martin Marietta facility In announcing MLM’s timing agreement with the DOJ, MLM said, “...the HSR review process relating to our proposed combination with Vulcan can be concluded on a timely basis.”(3) • The HSR review process for the proposed combination will be anything but timely. Timing agreements typically extend the review period by three to four months. Martin Marietta’s timing agreement extends the review period by seven months (DOJ often seeks to push this date back even further), and includes the provision that “Martin Marietta will not seek to close the transaction prior to mid-August” if a consent order is not reached. (3) • Timing agreements sometimes obligate the DOJ to have its final recommendation done by a certain date, but Martin Marietta only states that the DOJ commits to “discuss resolution of any antitrust concerns in an effort to reach agreement.” (3) • “This is a long time horizon for a timing agreement, providing more evidence that Vulcan officials have been right to warn shareholders that Martin's bid faces serious antitrust issues and, even if they can be worked out in a way that still preserves the value of the transaction, will take a long time to resolve.”- The Deal, Feb. 14, 2012(4) (1) MLM’s S-4 filed on December 12, 2011 (2) MLM January 10, 2012 Transcript pg. 5 (3) MLM’s Press Release Issued on February 14, 2012 (4) See Important Disclosure Notes – Additional Information. Permission to use quotations neither sought nor obtained 6 5 4

33 Shareholder Presentation, March 2012 Broad Acknowledgement Among Wall Street Analysts of Achievability of Profit Enhancement Plan Source: IBES estimates as of March 23, 2012 Note: Wall Street Consensus based on IBES Median, which may not equal median of brokers shown as IBES excludes certain brokers from their estimates. FY 2012 EBITDA Firm EBITDA Pre 4Q Post 4Q % Change D.A. Davidson $417 $501 20% BB&T Capital Markets 372 500 35% Jefferies 428 494 15% Wells Fargo Securities 442 489 11% Sterne, Agee & Leach 409 484 18% Longbow Research 359 481 34% Stephens 439 479 9% RBC Capital Markets 380 474 25% KeyBanc Capital Markets 392 466 19% Stifel Nicolaus & Company 390 465 19% Morgan, Keegan & Company 424 465 10% SunTrust Robinson Humphrey 379 442 17% Wall Street Consensus for Vulcan $417 $480 15% Martin Marietta $378 $383 1% 2 Wall Street consensus for Vulcan’s 2012 EBITDA has increased by 15% since announcement of Q4 2011 results vs. only 1% for Martin Marietta

34 Shareholder Presentation, March 2012 $5.27 $4.06 $4.85 $2.12 20 mile radius 21-40 mile radius >40 mile radius Not incl. In DOJ request Risk of Significant Loss of Value as a Result of Regulatory Review Notes: In 2011, Total Company Aggregates shipments were 143m tons, Cash Gross Profit was $584.0mm. All figures shown above are Aggregates only. 5 . Operations most at risk are generally in the most attractive markets and significantly more profitable . Even operations more than 40 miles away from the nearest Martin Marietta facility will be closely scrutinized as the DOJ closely reviews local market conditions . While not all sites that are the subject of DOJ review are likely to be divested, the size and scope of the DOJ’s second request shows how focused the DOJ is on potential overlaps and the large risk of divestitures Aggregates Cash Gross Profit / Ton Share of 2011 Aggregates Cash Gross Profit 20 mile radius 32% 21-40 mile radius 14% >40 mile radius 39% Not incl. In DOJ request 15% $187mm ($347mm in 2007) $83mm $230mm $85mm

35 Shareholder Presentation, March 2012 Vulcan and Martin Marietta Aggregates Sites Yard or Distributor Sand & Gravel Stone Potential Site Source: USGS, Vulcan Internal Sources and Martin Marietta website 5

36 Shareholder Presentation, March 2012 Southern, Midwest, and Mid-Atlantic Sites Yard or Distributor Sand & Gravel Stone Potential Site Source: USGS, Vulcan Internal Sources and Martin Marietta website 5

Appendix – Vulcan Reconciliation

Reconciliation of Non-GAAP Financial Measures
Amounts in millions of dollars

Generally Accepted Accounting Principles (GAAP) does not define "cash gross profit" and "Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)." Thus, they should not be considered as an alternative to any earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance. The investment community often uses these metrics as indicators of a company's ability to incur and service debt. We use cash gross profit, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources or as liquidity measures. Reconciliations of these metrics to their nearest GAAP measures are presented below:

Cash gross profit
Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA
EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	2011	Q4/2011	2010	Q4/2010	2009	2008	2007	2006	2005	2004	2003
Net earnings (loss)	(70.8)	(27.8)	(96.5)	(46.9)	30.3	0.9	450.9	470.2	389.0	288.7	195.0
Provision (benefit) for income taxes	(78.4)	(30.6)	(89.7)	(28.3)	(37.8)	71.7	204.4	223.3	136.6	114.9	97.6
Interest expense, net	217.2	53.4	180.7	46.2	173.0	169.7	41.6	20.1	20.5	34.6	49.6
Discontinued operations, net of tax	(4.5)	1.9	(6.0)	0.9	(11.7)	2.4	12.2	10.0	(44.9)	(26.2)	23.7
Cumulative effect of accounting change	-	-	-	-	-	-	-	-	-	-	18.8
EBIT	63.5	(3.1)	(11.5)	(28.1)	153.8	244.7	709.1	723.6	501.2	412.0	384.7
Plus: Depr., depl., accretion and amort.	361.7	88.0	382.1	92.9	394.6	389.1	271.5	226.4	222.4	211.3	216.1
EBITDA	425.2	84.9	370.6	64.8	548.4	633.8	980.6	950.0	723.6	623.3	600.8
Goodwill Impairment	-	-	-	-	-	252.7	-	-	-	-	-
Restructuring and exchange offer expenses	15.2	12.2									
Sale of non-strat. assets and settlements	(86.1)	-	-	-	-	-	-	-	-	-	-
Adjusted EBITDA	354.3	97.1	370.6	64.8	548.4	886.5	980.6	950.0	723.6	623.3	600.8
Florida Rock EBITDA	-	-	-	-	-	-	221.1	394.1	322.2	237.0	188.0
Pro Forma EBITDA	354.3	97.1	370.6	64.8	548.4	886.5	1,201.7	1,344.1	1,045.8	860.3	788.8

*Pro forma to include pre-acquisition Florida Rock cash gross profit.

	2011	Q4/2011	2010	Q4/2010	2009	2008	2007*	2006*	2005	2004	2003
Aggregates Segment Cash Gross Profit											
Aggregates Segment Gross Profit	306.2	79.2	320.2	57.7	393.3	657.6					
Agg. Depr., depl., accretion and amort.	277.8	66.3	293.0	70.4	312.2	310.8					
Aggregates Segment Cash Gross Profit	584.0	145.5	613.2	128.1	705.5	968.4	1,238.2	1,199.0			
Aggregate Tons	143.0	34.5	147.6	33.7	150.9	204.3					
Aggregates Segment Cash Gross Profit Per Ton	4.08	4.22	4.14	3.80	4.68	4.74					
Cash Gross Profit, All Other Segments	56.3	15.0	63.7	14.1	130.2	167.7	359.3	444.7			
Total Cash Gross Profit											
Gross Profit	283.9	74.4	300.7	50.7	446.0	749.7					
Plus: Seg. D,D & A	356.4	86.1	376.2	91.5	389.7	386.4					
Plus: Corporate D,D & A	5.3	1.8	5.9	1.4	4.9	2.7					
Cash Gross Profit	645.6	162.3	682.8	143.6	840.6	1,138.8	1,599.9	1,645.7			
Selling, Admin. & General											
Selling, Admin. & General, as reported	290.0	71.7	327.5	80.1	321.6	342.6	289.6				
FRK pro forma		-		-			84.5				
Total	290.0	71.7	327.5	80.1	321.6	342.6	374.1				
Real estate contribution			(9.2)		(5.6)						
R&D (MLM excl. R&D)	(1.1)	(0.1)	(1.6)	(0.4)	(1.5)	(1.5)	(1.6)				
Adjusted Selling, Admin. & General	288.9	71.6	316.7	70.5	314.5	341.1	372.5				

Vulcan Materials Company
Shareholder Presentation, March 2012
37

Appendix – Martin Marietta Reconciliation

Reconciliation of Non-GAAP Financial Measures
Amounts in millions of dollars

Cash gross profit
Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA
EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	2011	Q4 2011	2010	Q4 2010	2009	2008	2007	2006	2005	2004	2003
Consolidated Net Earnings	83.6	15.1	98.7	15.2	88.2	179.8	263.3	245.4	192.7	129.2	93.6
Provision for Income Taxes	21.0	0.9	30.9	4.3	26.0	72.1	115.4	106.7	74.2	57.7	46.9
Interest Expense	58.6	13.3	68.4	16.9	73.5	74.3	60.9	40.4	42.6	42.7	42.6
Discontinued Operations, net of tax	(4.0)	(3.8)	0.2	0.3	(3.5)	(4.7)	(2.1)	(2.0)	5.8	1.1	8.9
Accounting Change	-	-	-	-	-	-	-	-	-	-	6.9
EBIT	159.2	25.5	198.2	36.7	184.1	321.4	437.5	390.5	315.3	230.7	198.9
Depreciation, depletion, and amortization expense	173.4	43.7	181.5	45.6	179.4	171.1	150.3	141.4	138.3	132.9	139.6
EBITDA	332.6	69.3	379.7	82.3	363.5	492.6	587.8	531.9	453.5	363.5	338.5
Unsolicited exchange offer expenses	12.0	12.0	-	-							
Restructuring charges	4.4	-	-	-							
Adjusted EBITDA	349.0	81.3	379.7	82.3							

	2011	Q4 2011	2010	Q4 2010	2009	2008	2007	2006	2005	2004	2003
Aggregates Segment Cash Gross Profit											
Aggregates Segment Gross Profit	230.0	52.7	264.3	57.2	289.6	432.8	529.4	496.8			
Agg. Depr., depl., accretion and amort.	157.2		163.9		160.3	149.3	131.6	122.6			
Aggregates Segment Cash Gross Profit	387.2		428.2		449.9	582.1	661.0	619.4			
Aggregates Tons	125.1	29.9	130.0	30.8	123.4	159.4	182.3	198.5			
Aggregates Segment Cash Gross Profit Per Ton	3.10		3.29		3.65	3.65	3.63	3.12			
Specialty Products Cash Gross Profit	82.5		70.1		53.1	49.9	50.3	41.2			
Total Cash Gross Profit											
Gross Profit	302.0		321.7		331.6	470.5	568.2	522.5			
Plus: Seg. D,D & A	164.3		172.2		167.8	157.3	138.5	130.3			
Plus: Corporate D,D & A	9.2		9.3		11.6	13.8	11.8	11.2			
Cash Gross Profit	475.4		503.3		511.0	641.6	718.5	664.0			

Vulcan Materials Company
Shareholder Presentation, March 2012
38

39 Shareholder Presentation, March 2012 Important Disclosure Notes – Forward Looking Statements Certain matters discussed in this presentation, including expectations regarding future performance, contain forward-looking statements. Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements. Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may” or similar expressions elsewhere in this document. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan's business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan’s intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta's unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan's industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan's products; incurred and potential costs associated with Martin Marietta’s unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan's below investment grade debt rating on Vulcan's cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan's ability to secure and permit aggregates reserves in strategically located areas; Vulcan's ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Vulcan is not waiving any other defenses that may be available under applicable law.

40 Shareholder Presentation, March 2012 Important Disclosure Notes – Additional Information ADDITIONAL INFORMATION This presentation does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://www.vulcanmaterials.com. ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders. Any definitive proxy statement will be mailed to stockholders of Vulcan. Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting. Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively. Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.